March 6, 2006	TSX: QC
AMEX/AIM: QCC

QUEST REPORTS ITS FINANCIAL RESULTS FOR 2005

Vancouver, British Columbia, March 6, 2006 - Quest Capital Corp. ('Quest' or the 'Company'), is pleased to announce its unaudited consolidated financial results for the year ended December 31, 2005.

HIGHLIGHTS

  Unaudited earnings before taxes of $17.2 million ($0.17 per share) or after tax net earnings of $23.6 million ($0.23 per share);
  Loan portfolio increased 63% in 2005 to $124.6 million, as compared to $76.2 million as at December 31, 2004;
  Total loans arranged in 2005 were $173.7 million, of which the Company funded $116.8 million;
  Net Assets increased in 2005 by 78% to $177.6 million, as compared to $99.5 million as at December 31, 2004.

For the year ended December 31, 2005 the Company had unaudited net earnings of $23.6 million ($0.23 per share), as compared to net earnings of $12.7 million ($0.14 per share) in 2004 and a net loss of $1.4 million ($0.02 per share) in 2003. The Company has concluded the likely realization of a portion of its unused tax losses from future earnings, as required by Canadian generally accepted accounting principles earnings have been positively impacted by the recognition of a future tax recovery and future tax asset of $6.4 million.

Interest and related fees earned from the Company’s loan portfolio have grown by 59% in 2005 with only a 17% increase in operating costs (excluding expenses related to resource operations) as compared to 2004. In 2005, fees realized from the corporate finance activities increased by 90% to $4.2 million as compared to 2004. As at December 31, 2005, the composition of the loan portfolio was 89% real estate mortgages, 6% in the energy sector, and 5% in other types of companies. In addition, the Company had $33.7 million of cash at year end and subsequently received additional cash of $13.3 million from the exercise of warrants.

Additional highlights for 2005 include the announcement of a C$0.03 semi-annual dividend per share, equity financings of approximately $56 million, a listing on AMEX and the admission to the AIM market of the London Stock Exchange subsequent to year end.

Managing partner, A. Murray Sinclair said “in 2005, the Company reported strong growth in revenues and earnings, and we are confident that this will continue into 2006. To support this growth we made strategic additions in management, adding considerable depth to our team”.

2005 Financial Statements and MD&A

The complete reports of the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2005, 2004 and 2003, together with Management’s Discussion and Analysis of financial conditions are expected to be filed on sedar on or before March 14, 2006.

About Quest
Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans of between $1,000,000 and $35,000,000 to operations in real estate, manufacturing, mining and energy. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President

Tel: (604) 689-1428 Toll free: (800) 318-3094	Tel: (416)-367-8383

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.